Exhibit 8

Company	Country of Incorporation
Nokia Sales International Oy	Finland
Nokia Inc.	United States
Nokia GmbH	Germany
Nokia UK Limited	England & Wales
Nokia TMC Limited	Republic of Korea
Nokia (China) Investment Co. Ltd.	China
Nokia Telecommunications Ltd.	China
Nokia Finance International B.V.	The Netherlands
Nokia India Pvt. Ltd.	India
Nokia do Brasil Tecnologia Ltda	Brazil
OOO Nokia	Russia
NAVTEQ Corporation	United States
NAVTEQ B.V.	The Netherlands
NAVTEQ Europe B.V.	The Netherlands
Nokia Siemens Networks B.V.	The Netherlands
Nokia Siemens Networks Oy	Finland
Nokia Siemens Networks GmbH & Co KG	Germany
Nokia Siemens Networks Pvt. Ltd.	India
Nokia Siemens Networks Japan Corp.	Japan
US Nokia Siemens Networks US LLC	United States